551 Fifth Avenue
New York, New York 10176

Writer’s E-Mail: rschneider@kkwc.com
Writer’s Direct Dial: 212.880.9882

September 3, 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Jim O’Connor, Esq.

Re:	Rochdale Core Alternative Strategies Master Fund LLC
File No.: 811-21963 (“Master Fund”);
Rochdale Core Alternative Strategies Fund TEI LLC
File Nos.: 333-138072; 811-21964 (“TEI Fund”); and
Rochdale Core Alternative Strategies Fund LLC
File Nos.: 333-138071; 811-21965 (“Fund”)

Dear Jim:

On behalf of the captioned Registrants, we have filed Post-Effective Amendment No. 5 to the Registration Statement on Form N-2, under the Securities Act of 1933, as amended, for each of TEI Fund and Fund; and Amendment No. 7 to the Registration Statement, under the Investment Company Act of 1940, as amended, for each of TEI Fund and Fund and Amendment No. 6 to the Registration Statement on Form N-2, under the Investment Company Act of 1940, as amended, for Master Fund (each, a “Registration Statement”).

The primary purpose for filing these amendments was to address the oral comments provided by Christina DiAngelo, in particular:

-	The financial statements of Master Fund have been included in the Statement of Additional Information included as Part B of the Registration Statements for TEI Fund and Fund.

Securities and Exchange Commission
September 3, 2009

-
Footnote number 6 accompanying the fee table in the Registration Statements for TEI Fund and Fund has been revised to clarify that “Other Expenses” also include TEI Fund’s and Fund’s pro rata share of Master Fund’s expenses.

-
The acquired fund fees have been revised to reflect the fees and expenses associated with cash equivalents which are held by Master Fund in money market funds, and clarifying language has been added to the footnotes accompanying the fee table to reference these fees and expenses.

-	A “Summary of Expenses” and fee table have been added in response to Item 3 of the Registration Statement for Master Fund.

Christina also inquired regarding the timing of the distribution to investors of the annual reports for TEI Fund and Fund.  As discussed with Christina, TEI Fund and Fund sent annual reports to their respective investors on June 3, 2009, after the Registrants’ auditors, O’Connor Davies Munns & Dobbins, LLP (the “Auditor”) finalized the reports.  The financial statements had initially been prepared in time to be sent out to investors on June 1, 2009 (within 60 days from the end of the Registrants’ fiscal years).  After preparation of the June 1 reports however, TEI Fund and Fund decided to delay the distribution of the annual reports for a day or two in order to address an immaterial adjustment to the annual reports which ultimately resulted in a reclassification on the financial statements.  The Registrants, the Auditor, the Registrants’ administrator and transfer agent, U.S. Bancorp Fund Services, LLC, (the “Administrator”), and the Registrants’ sub-adviser, AIG Global Investment Corp. (“AIG”) have discussed procedures to be implemented to ensure that future audited reports are finalized and sent to investors no later than 60 days following the Registrants’ fiscal year ends.  In implementing such procedures, it has been decided that (i) the Administrator will be solely responsible for maintaining the drafts of the annual reports, as to expedite the preparation of the reports and minimize much of the back-and-forth between the parties and the resulting edits and re-edits to the reports and (ii) best efforts will be used to provide the trial balance to the Auditor at least one week earlier than has currently been the practice.  The Registrants, the Auditor, the Administrator and the Sub-Adviser intend to continually discuss their procedures and may implement additional procedures to prevent delays.

Again, I would like to thank you for all of your help regarding these filings.

Sincerely,

/s/ Robert S. Schneider
Robert S. Schneider

cc:	Kurt Hawkesworth